                     U.S. SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549
                                ----------------

                                  SCHEDULE 13D
                                 (Rule 13d-101)

           INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO
      RULE 13D-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO RULE 13D-2(a)
                               (Amendment No. 2 )

                                 NAM Corporation
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                                (Name of Issuer)


                          Common Stock, $.001 Par Value
--------------------------------------------------------------------------------
                         (Title of Class of Securities)


                                   62872L 10 8
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                                 (CUSIP Number)

                             Robert S. Matlin, Esq.
                           Camhy Karlinsky & Stein LLP
                            1740 Broadway, 16th Floor
                            New York, New York 10019
                                 (212) 977-6600
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       (Name, Address and Telephone Number of Person Authorized to Receive
                          Notices and Communications)

                                  May 10, 2000
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             (Date of Event which Requires Filing of this Statement)



If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f), or 13d-1(g), check the following box |_|.

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7(b) for other parties to whom copies are to be sent.

                         (Continued on following pages)

                               (Page 1 of 6 Pages)

                                  SCHEDULE 13D
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CUSIP No. 62872L 10 8                                          Page 2 of 6 Pages
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          NAME OF REPORTING PERSONS
               Roy Israel

    1     S.S. or I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS ###-##-####
--------------------------------------------------------------------------------

          CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*    (a) |X| (b) |_|
    2
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          SEC USE ONLY
    3
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          SOURCE OF FUNDS*
    4          PF
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          CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
    5     ITEMS 2(d) OR 2(e)          |_|
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          CITIZENSHIP OR PLACE OF ORGANIZATION
    6          United States
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                                              SOLE VOTING POWER
                                         7    1,143,236 shares     (see Item 5)
                                        ----------------------------------------
              NUMBER OF                       SHARED VOTING POWER
               SHARES                    8         -0-
            BENEFICIALLY                ----------------------------------------
              OWNED BY                        SOLE DISPOSITIVE POWER
                EACH                     9    1,143,236 shares     (see Item 5)
              REPORTING                 ----------------------------------------
             PERSON WITH                      SHARED DISPOSITIVE POWER
                                        10         -0-
--------------------------------------------------------------------------------

          AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
   11     1,315,236 shares      (see Item 5)
--------------------------------------------------------------------------------

          CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
   12     (see Item 5)                                                    |X|
--------------------------------------------------------------------------------

          PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
   13     30.8%
--------------------------------------------------------------------------------

          TYPE OF REPORTING PERSON*
   14          IN
--------------------------------------------------------------------------------

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!
          INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7
      (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.
--------------------------------------------------------------------------------

                                  SCHEDULE 13D
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CUSIP No. 62872L 10 8                                          Page 3 of 6 Pages
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          NAME OF REPORTING PERSONS
               Carla Israel

    1     S.S. or I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS ###-##-####
--------------------------------------------------------------------------------

          CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*    (a) |X| (b) |_|
    2
--------------------------------------------------------------------------------

          SEC USE ONLY
    3
--------------------------------------------------------------------------------

          SOURCE OF FUNDS*
    4          PF
--------------------------------------------------------------------------------

          CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
    5     ITEMS 2(d) OR 2(e)          |_|
--------------------------------------------------------------------------------

          CITIZENSHIP OR PLACE OF ORGANIZATION
    6          United States
--------------------------------------------------------------------------------

                                              SOLE VOTING POWER
                                         7    61,903 shares     (see Item 5)
                                        ----------------------------------------
              NUMBER OF                       SHARED VOTING POWER
               SHARES                    8         -0-
            BENEFICIALLY                ----------------------------------------
              OWNED BY                        SOLE DISPOSITIVE POWER
                EACH                     9    61,903 shares     (see Item 5)
              REPORTING                 ----------------------------------------
             PERSON WITH                      SHARED DISPOSITIVE POWER
                                        10         -0-
--------------------------------------------------------------------------------

          AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
   11     79,653 shares      (see Item 5)
--------------------------------------------------------------------------------

          CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
   12                                                                     |X|
--------------------------------------------------------------------------------

          PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
   13     1.9%
--------------------------------------------------------------------------------

          TYPE OF REPORTING PERSON*
   14          IN
--------------------------------------------------------------------------------

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!
          INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7
      (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.
--------------------------------------------------------------------------------

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                                                               Page 4 of 6 Pages
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Explanatory Note

         The purpose of this amendment is to update certain information contained in Items 3, 5, 6 and 7.

Item 3. Source and Amount of Funds or Other Consideration

         Mr. Israel acquired 1,135,236 shares of Common Stock as a founding shareholder. On December 28, 1998, Mr. Israel purchased 2,000 shares of Common Stock, at a price of $1.0625 per share. On December 31, 1998, Mr. Israel purchased 1,000 shares of Common Stock, at a price of $1.125 per share. On January 7, 1999, Mr. Israel purchased 5,000 shares of Common Stock, at a price of $1.375 per share. All purchases were made from Mr. Israel's personal funds. Mr. Israel has the option, granted to him under the Company's Amended and Restated 1996 Stock Option Plan (the "Plan"), to purchase 60,000 shares of Common Stock at exercise prices ranging from $1.79 to $2.25 per share. 30,000 of such options vested on September 18, 1998 and 30,000 of such options vested on September 18, 1999. Mr. Israel was also granted an option under the Plan to purchase 210,000 shares of Common Stock at exercise prices ranging from $1.375 to $1.5125. 105,000 of such options vested on November 18, 1999 and 105,000 options will vest on November 18, 2000. Additionally, Mr. Israel was granted an option to purchase 90,000 shares of Common Stock under the Plan at exercise prices ranging from $5.125 to $5.638 which will not begin to vest until December 17, 2000. Mr. Israel acquired, out of personal funds, warrants, at $0.125 each, to purchase 5,000 shares of Common Stock on December 31, 1998 and warrants, at $0.187 each, to purchase 2,000 shares of Common Stock on January 7, 1999. All of such warrants are currently exercisable.

         The source and the amount of funds or other consideration used by Mrs. Israel to acquire 61,903 shares of Common Stock were personal funds. Mrs. Israel received options to purchase 35,500 shares of Common Stock on November 18, 1998 at an exercise price of $1.375 per share. 17,750 of these options vested on November 18, 1999 and the remaining 17,750 options are to vest on November 18, 2000. Additionally, Mrs. Israel was granted 20,000 options under the Plan at an exercise price of $5.125 which will begin to vest on December 17, 2000.

Item 5. Interest in Securities of the Issuer

         A. (i) Mr. Israel has beneficial ownership of 1,315,236 shares of Common Stock, or 30.8% of the outstanding Common Stock. 1,143,236 shares are owned directly by Mr. Israel. Mr. Israel owns options to purchase 165,000 shares of Common Stock and warrants to purchase 7,000 shares of Common Stock each of which are currently exercisable. In addition, Mr. Israel is an indirect beneficial owner of 79,653 shares owned by Mrs. Israel. If the shares which Mr. Israel indirectly owns are included, Mr. Israel has beneficial ownership of 1,394,889 shares or 32.6% of the outstanding. Mr. Israel disclaims beneficial ownership for the shares owned by Mrs. Israel. Mr. Israel also holds options to purchase 195,000 shares of Common Stock. Such options are not currently exercisable.
                  (ii) Mr. Israel has the sole right to vote 1,143,236 shares of Common Stock.
                  (iii) Mr. Israel has not effected any transactions in the securities reported on during the past 60 days.
                  (iv) Mr. Israel does not know of any person who has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the shares of the Common Stock.
                  (v) Not applicable.

         B. (i) Mrs. Israel has beneficial ownership of 79,653 shares of Common Stock or 1.9% of the outstanding Common Stock. 61,903 shares of Common Stock are owned directly by Mrs. Israel. Mrs. Israel owns options to purchase 35,500 shares of Common Stock of which 17,750 are currently exercisable, while the remaining 17,750 vest on November 18, 2000. Mrs. Israel also owns options to purchase 20,000 shares of Common Stock which are not currently exercisable. In addition, Mrs. Israel is an indirect beneficial owner of 1,315,236 shares of Common Stock owned by Mr. Israel (inclusive of options to purchase 30,000 shares of Common Stock which vested on September 18, 1998, options to purchase 30,000 shares of Common Stock which vested on September 18, 1999 and options to purchase 105,000 shares of Common Stock which vested on November 18, 1999). Mrs. Israel disclaims beneficial ownership for shares owned by Mr. Israel.

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                                                               Page 5 of 6 Pages
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                  (ii) Mrs. Israel has the sole right to vote 61,903 shares of
Common Stock.
                  (iii) Mrs. Israel has not effected any transactions in the securities reported on during the past 60 days.
                  (iv) Mrs. Israel does not know of any person who has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the shares of Common Stock.
                  (v) Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

         Mrs. Israel has executed an agreement by which she has agreed to vote her 61,903 shares of Common Stock in the same manner as Mr. Israel votes his shares of Common Stock.

         In connection with a purchase agreement by and between the Company and preferred stock investors dated February 15, 2000 (the "Series A Exchangeable Preferred Stock and Warrants Purchase Agreement"), Mr. Israel and Mrs. Israel have executed an agreement (the "Series A Exchangeable Preferred Stock Voting Agreement") by which Mr. Israel and Mrs. Israel have agreed to vote their shares of Common Stock of the Company in favor of any resolution presented to the shareholders of the Company to approve the issuance of additional shares of the Company's Common Stock upon the exchange of shares of the Company's Series A Exchangeable Preferred Stock purchased in connection with the Series A Exchangeable Preferred Stock and Warrants Purchase Agreement.

         In connection with a stock purchase agreement by and between the Company, ISO Investment Holdings, Inc. (the "Purchaser"), and Insurance Services Office, Inc. dated May 10, 2000 (the "Stock Purchase Agreement"), Mr. Israel, Mrs. Israel and another employee of the Company have executed an agreement (the "Voting Agreement") by which Mr. Israel, Mrs. Israel and the employee have agreed to vote their shares of Common Stock of the Company in favor of Purchaser's designee to be included as part of the slate of nominees recommended by the directors of the Company for election at each annual meeting of stockholders of the Company at which directors of the Company are elected, and at any other time at which stockholders of the Company shall have the right to, or shall, vote for directors of the Company, for as long as the Purchaser holds at least 25% of the shares of Common Stock purchased in connection with the Stock Purchase Agreement.

         Except as otherwise noted, there are no contracts, arrangements, understandings or relationships (legal or otherwise) between Mr. Israel and any other person or between Mrs. Israel and any other person with respect to any securities of the Company, including but not limited to transfer or voting of any of the securities, finder's fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies.

Item 7. Material to Be Filed as Exhibits
        Exhibit A - Letter Agreement of Carla Israel*
        Exhibit B - Series A Preferred Stock Voting Agreements**
        Exhibit C - Voting Agreement dated May 10, 2000**
        Exhibit D - Stock Purchase Agreement dated May 10, 2000***

------------
  * Incorporated by reference to the original filing by Mr. Israel on Form 13D, dated September 29, 1998.

** Filed herewith.

*** Incorporated herein in its entirety by reference to the Company's Current Report on Form 8-K, as filed with the Securities and Exchange Commission on May 17, 2000.

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                                                               Page 6 of 6 Pages
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Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                                                           June 5, 2000

                                                           /s/ ROY ISRAEL
                                                           ---------------------
                                                           Roy Israel

                                                           June 5, 2000

                                                           /s/ Carla Israel
                                                           ---------------------
                                                           Carla Israel

                                                                       EXHIBIT B

The Purchasers of NAM Corporation Series A Exchangeable Preferred Stock

Gentlemen:

         This letter will confirm my agreement to vote all shares of NAM Corporation ("NAM") voting stock over which I have voting control in favor of any resolution presented to the shareholders of NAM to approve the issuance of additional shares of NAM common stock upon the exchange of shares of NAM Series A Exchangeable Preferred Stock, as described in Section 5(a) of the Certificate of Designations creating such series of preferred stock. This agreement is given in consideration of, and as a condition to your agreement to purchase shares of such preferred stock, and is irrevocable by me.


/s/ Roy Israel
-----------------------
Roy Israel

                                                                     EXHIBIT B.1



The Purchasers of NAM Corporation Series A Exchangeable Preferred Stock

Gentlemen:

         This letter will confirm my agreement to vote all shares of NAM Corporation ("NAM") voting stock over which I have voting control in favor of any resolution presented to the shareholders of NAM to approve the issuance of additional shares of NAM common stock upon the exchange of shares of NAM Series A Exchangeable Preferred Stock, as described in Section 5(a) of the Certificate of Designations creating such series of preferred stock. This agreement is given in consideration of, and as a condition to your agreement to purchase shares of such preferred stock, and is irrevocable by me.


/s/ Carla Israel
----------------------
Carla Israel

                                                                       EXHIBIT C



                                  May 10, 2000


ISO Investment Holdings, Inc.
300 Delaware Avenue, Suite 537
Wilmington, Delaware 19801
Attention: Patricia Ganzel

                  Re: Voting

Gentlemen:

                  We refer to the Stock Purchase Agreement by and between NAM Corporation, a Delaware corporation (the "Company"), ISO Investment Holdings, Inc., a Delaware corporation (the "Purchaser"), and Insurance Services Office, Inc. dated as of the date hereof (the "Stock Purchase Agreement").

                  The parties hereto acknowledge and agree to vote their shares of common stock of the Company in favor of Purchaser's designee to be included as part of the slate of nominees recommended by the directors of the Company for election at each annual meeting of stockholders of the Company at which directors of the Company are elected, and at any other time at which stockholders of the Company shall have the right to, or shall, vote for directors of the Company, for as long as the Purchaser has the right to designate such nominee pursuant to Section 3 of the Stock Purchase Agreement.

                                             /s/ Roy Israel
                                             -----------------------------------
                                             Roy Israel, Shareholder


                                             /s/ Carla Israel
                                             -----------------------------------
                                             Carla Israel, Shareholder


                                             /s/ Cynthia Sanders
                                             -----------------------------------
                                             Cynthia Sanders, Shareholder